Exhibit 99.1

Condensed consolidated interim financial statements (unaudited)

Condensed consolidated interim statement of financial position as of		March 31, 2023	December 31, 2022
in CHF thousands	Note

Assets

Property, plant and equipment		6,768	7,235
Intangible assets		287	271
Total non-current assets		7,055	7,506

Short-term time deposits		158,442	161,198
Other current assets		3,363	4,589
Trade and other receivables		1,744	1,019
Cash and cash equivalents		73,930	87,946
Total current assets		237,479	254,752

Total assets		244,534	262,258

Shareholders' equity and liabilities
Share capital	5.3	3,606	3,604
Additional paid-in capital		362,070	360,323
Treasury share reserve	5.3	(981)	(981)
Cumulative losses		(142,532)	(127,780)
Total shareholders' equity		222,163	235,166

Contract liability	5.2	926	3,637
Lease liability		3,350	3,652
Employee benefits		2,717	2,552
Total non-current liabilities		6,993	9,841

Trade and other payables		2,859	2,143
Accrued expenses		4,862	7,501
Contract liability	5.2	6,456	6,409
Lease liability		1,201	1,198
Total current liabilities		15,378	17,251
Total liabilities		22,371	27,092

Total shareholders' equity and liabilities		244,534	262,258

See accompanying notes, which form an integral part of these unaudited condensed consolidated interim financial statements.

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Condensed consolidated interim statement of comprehensive income/loss for the 3 months ended March 31,		2023	2022
in CHF thousands	Note

Revenues and other income
Revenues from research and development collaborations	5.1	3,050	172,778
Other income		—	5
Total revenues and other income		3,050	172,783

Operating expenses
Research and development expenses		(12,695)	(14,472)
Selling, general and administrative expenses		(5,443)	(5,757)
Total operating expenses		(18,138)	(20,229)

Operating result		(15,088)	152,554

Financial income	5.6	867	823
Financial expenses	5.6	(557)	(249)
Net finance result		310	574

Result before income taxes		(14,778)	153,127

Income taxes	5.7	—	—
Net result, attributable to shareholders		(14,778)	153,127

Other comprehensive result

Items that will not be reclassified to profit or loss
Remeasurement of net pension liabilities, net of tax		29	2,508

Items that are or may be reclassified subsequently to profit or loss
Exchange differences on translating foreign operations		(3)	(2)

Other comprehensive result, net of tax		26	2,506

Total comprehensive result, attributable to shareholders		(14,752)	155,633

Basic net result per share (in CHF)	5.8	(0.45)	4.74
Diluted net result per share (in CHF)	5.8	(0.45)	4.62

See accompanying notes, which form an integral part of these unaudited condensed consolidated interim financial statements.

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Condensed consolidated interim cash flow statement for the 3 months ended March 31,	2023	2022
in CHF thousands

Net result attributable to shareholders	(14,778)	153,127
Adjustments for:
Depreciation and amortization	610	623
Share-based compensation costs	1,747	1,348
Change in employee benefits	193	291
Financial income	(867)	(823)
Financial expenses	557	249
Changes in working capital:
Change in other current assets	1,319	1,880
Change in trade and other receivables	(709)	22,753
Change in trade and other payables	715	(3,004)
Change in contract liability	(2,664)	(9,460)
Change in accrued expenses	(2,638)	(3,297)
Exchange gain/(loss) on working capital positions	(17)	47
Interest paid	(9)	(171)
Other financial expense	(3)	(3)
Net cash (used in) from operating activities	(16,544)	163,562

Proceeds from investments in short term time deposits	87,580	32,567
Investments in short term time deposits	(84,824)	(125,797)
Acquisition of property, plant and equipment	(65)	(348)
Acquisition of intangible assets	(95)	(32)
Interest received	774	50
Net cash from (used in) investing activities	3,370	(93,561)

Proceeds from exercise of stock options, net of transaction costs	2	226
Payment of lease liabilities	(299)	(296)
Net cash used in financing activities	(297)	(70)

Exchange (loss) gain on cash positions	(545)	275

Net (decrease) increase in cash and cash equivalents	(14,016)	70,206

Cash and cash equivalents at January 1	87,946	71,813

Cash and cash equivalents at March 31,	73,930	142,019

See accompanying notes, which form an integral part of these unaudited condensed consolidated interim financial statements.

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Condensed consolidated interim statement of changes in equity
in CHF thousands	Share capital	Additional paid-in capital	Treasury share reserve	Cumulative losses	Total shareholders' equity

At January 1, 2022	3,229	355,010	—	(250,950)	107,289
Net result	—	—	—	153,127	153,127
Remeasurement of net pension liabilities	—	—	—	2,508	2,508
Exchange differences on translating foreign operations	—	—	—	(2)	(2)
Total comprehensive income	—	—	—	155,633	155,633
Share-based compensation costs (1)	—	1,348	—	—	1,348
Exercise of stock options, net of transaction costs	3	223	—	—	226
At March 31, 2022	3,233	356,581	—	(95,317)	264,497

At January 1, 2023	3,604	360,323	(981)	(127,780)	235,166
Net result	—	—	—	(14,778)	(14,778)
Remeasurement of net pension liabilities	—	—	—	29	29
Exchange differences on translating foreign operations	—	—	—	(3)	(3)
Total comprehensive income	—	—	—	(14,752)	(14,752)
Share-based compensation costs (1)	—	1,747	—	—	1,747
Exercise of stock options, net of transaction costs	2	—	—	—	2
At March 31, 2023	3,606	362,070	(981)	(142,532)	222,163

(1) See note 5.5

See accompanying notes, which form an integral part of these unaudited condensed consolidated interim financial statements.

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Explanatory notes to the condensed consolidated interim financial statements

1.       General Information

Molecular Partners AG ("Company'") and its subsidiary (collectively "Molecular Partners" or "Group") is a clinical-stage biopharmaceutical company pioneering designed ankyrin repeat proteins (DARPin) candidates to treat serious diseases, with a current focus on oncology and virology. The Company was founded on November 22, 2004, and is domiciled at Wagistrasse 14, 8952 Schlieren, Canton of Zurich, Switzerland. It is subject to the provisions of the articles of association and to article 620 et seq. of the Swiss Code of Obligations, which describe the legal requirements for limited companies (“Aktiengesellschaften”).

Molecular Partners Inc. is a wholly owned subsidiary of Molecular Partners AG. Molecular Partners Inc. was incorporated in the United States in the State of Delaware on October 8, 2018. Molecular Partners Inc. is based in Cambridge, Massachusetts.

The unaudited condensed consolidated interim financial statements for the three months ended March 31, 2023 were approved for issuance by the Audit and Finance Committee on May 3, 2023.

The Company’s shares are listed on the SIX Swiss Exchange (Ticker: MOLN) since November 5, 2014 and on the Nasdaq Global Select Market (Ticker: MOLN) since June 16, 2021.

2.       Basis of Preparation

These unaudited condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting and should be read in conjunction with the Group's last annual consolidated financial statements as at and for the year ended December 31, 2022. They do not include all the information required for a complete set of consolidated financial statements prepared in accordance with IFRS as issued by the IASB. However, selected explanatory notes are included to explain events and transactions that are significant to gain an understanding of the changes in the Group's financial position and performance since the last annual consolidated financial statements as at and for the year ended December 31, 2022.

The accounting policies set forth in the notes to those annual consolidated financial statements have been consistently applied to all periods presented, except as per below.

The condensed consolidated interim financial statements are presented in thousands of Swiss Francs (TCHF), unless stated otherwise.

The business is not subject to any seasonality. Revenues largely depend on the underlying alliance contracts and the achievement of agreed milestones, while expenses are largely affected by the phase of the respective projects, particularly with regard to external research and development expenditures.

Due to rounding, the numbers presented in the financial statements might not precisely equal the accompanying notes.

3.       New or Revised IFRS Standards and Interpretations

A number of new or amended standards became applicable for annual periods beginning on or after January 1, 2023. These standards did not have any significant impact on the Group’s accounting policies and did not require any retrospective adjustments.

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4.       Critical accounting estimates and judgment

The condensed consolidated interim financial statements have been prepared under the historical cost convention. In preparing these condensed consolidated interim financial statements management made judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses. Actual results may differ from these estimates.

5.       Other explanatory notes

5.1       Revenue

In January 2022 , Novartis informed the Group of its intention to exercise the option under the October 2020 Option and Equity Rights Agreement. This was followed by the signing of a License agreement between the two parties on January 17, 2022. The License Agreement resulted in the Group becoming eligible to invoice CHF 150 million for the option exercise payment and in addition the Group was allowed to invoice Novartis CHF 13.1 million for other items related to ensovibep. IBoth amounts were recognized as revenue during the first three months of 2022. At the signing of the License Agreement in January 2022, the Group also assigned the Reservation Agreement with the Federal Office of Public Health ("FOPH"). This assignment allowed the Group in the first three month of 2022, to also recognize as revenue, the reservation fee of CHF 7 million received from the FOPH.

On December 14, 2021, the Group announced entering into a License and Collaboration Agreement with Novartis to develop DARPin-conjugated radioligand therapeutic candidates for oncology. The Group is able to recharge Novartis its employee related expenses associated with the research activities. During the three months ended March 31, 2023 the Group recognized as revenue an amount of TCHF 386 in relation to this recharge (three months ended March 31, 2022: TCHF 240). As part of the same agreement, the Group received in January 2022 the upfront fee of USD 20 million (CHF 18.6 million). Revenue related to the upfront payment is recognized over time in line with the progress made over the duration of the contractually agreed three- year research plan. During the three months ended March 31, 2023, the Group recognized as revenue an amount of TCHF 2,664 related to this upfront payment (three months ended March 31, 2022: TCHF 1,657).

Revenues in the table below are attributable to individual countries and are based on the location of the Group’s collaboration partners.

Revenues by country
in TCHF, for the three months ended March 31	2023	2022

Revenues Switzerland	3,050	171,974
Revenues USA	—	804
Total revenues	3,050	172,778

Analysis of revenue by major alliance partner
in TCHF, for the three months ended March 31	2023	2022

Novartis AG, Switzerland	3,050	164,974
FOPH, Switzerland	—	7,000
Amgen Inc., USA	—	804
Total revenues	3,050	172,778

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5.2       Contract liability

The table below presents the movement in the Group's contract liabilities during the three months ended March 31, 2023:

in CHF thousands	Contract liability at December 31, 2022	Recognized as revenue	Contract liability at March 31, 2023

Novartis	10,046	(2,664)	7,382
Total	10,046	(2,664)	7,382

in CHF thousands	Current	Non-current	Contract liability

Novartis	6,456	926	7,382
Balance at March 31, 2023	6,456	926	7,382

5.3       Issuances of equity securities

As of March 31, 2023, as a result of the vesting of Performance Share Units ("PSUs" ) the outstanding issued share capital of the Company increased to CHF 3,605,692 divided into 36,056,916 fully paid registered shares (inclusive of 3,500,000 treasury shares).

5.4       Dividends

The Group has paid no dividends since its inception and does not anticipate paying dividends in the foreseeable future.

5.5       Share-based compensation

As of March 31, 2023, 282,105 options were outstanding (December 31, 2022: 282,105 options) under all active option plans. As of March 31, 2023, and December 31, 2022 all outstanding options were fully vested.

As of March 31, 2023, a total of 626,530 PSUs and 96,001 Restricted Stock Units ("RSUs") were outstanding, of which none were vested (as of December 31, 2022 a total of 604,800 PSUs and 96,001 RSUs were outstanding, of which also none were vested). The changes in the number of share-based awards (options, RSUs and PSUs) outstanding during the three month period ended March 31, 2023, is as follows:

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Share options / PSU/ RSU movements	Total numbers	Weighted average exercise price (CHF)	Options (numbers)	Weighted average exercise price (CHF)	PSU / RSU (numbers)	Weighted average exercise price (CHF)

Balance outstanding at January 1, 2023	982,906	2.05	282,105	6.89	700,801	0.10

Granted	62,840	0.10	—	—	62,840	0.10
(Performance adjustment)[1]	—	—	—	—		—
(Forfeited)[2]	(28,900)	0.10	—	—	(28,900)	0.10
(Expired)	—	—	—	—	—	—
(Exercised options), vested PSU / RSU	(12,210)	0.10	—	—	(12,210)	0.10

Balance outstanding at March 31, 2023	1,004,636	2.01	282,105	6.89	722,531	0.10

1Performance adjustments indicate forfeitures due to non-market performance conditions not achieved

2Forfeited due to service conditions not fulfilled

The share-based compensation costs recognized during the three months ended March 31, 2023, amounted to TCHF 1,747 (TCHF 1,348 for the three months ended March 31, 2022).

5.6       Financial income and expense

Financial income

in CHF thousands, for the three months ended March 31	2023	2022
Interest income on financial assets held at amortized cost	867	88
Net foreign exchange gain	—	735
Total	867	823

Financial expense

in CHF thousands, for the three months ended March 31	2023	2022
Net foreign exchange loss	(545)	—
Negative interest on financial assets held at amortized costs	—	(235)
Interest expense on leases	(9)	(12)
Other financial expenses	(3)	(2)
Total	(557)	(249)

Exchange results primarily represent unrealized foreign exchange results on the cash and short-term time deposit balances held in USD, EUR and in GBP, respectively.

5.7       Income taxes

The Group has in recent years reported operating losses that resulted in a tax loss carry-forward in Switzerland of TCHF 88,198 as of December 31, 2022. No deferred tax assets have been recognized for these tax losses carry forwards, because it is not probable that such loss carry forwards can be utilized in the foreseeable future. In addition, no deferred tax positions were recognized on other deductible temporary differences (e.g. pension liabilities under IAS 19) due to the significant tax losses carry forwards.

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5.8       Earnings per share

Basic net result per share is calculated by dividing the net result attributable to shareholders by the weighted average number of shares issued and outstanding during the interim periods presented, excluding any shares held as treasury shares. Diluted net result per share additionally takes into account the potential conversion of all dilutive potential ordinary shares.

for the three months ended March 31	2023	2022
Weighted average number of shares used in computing basic earnings per share	32,556,916	32,315,628
Weighted average number of shares used in computing diluted earnings per share	32,556,916	33,155,433

5.9       Related parties

The Group did not enter into any related party transactions in the interim periods presented.

5.10       Putative Class Action

On July 12, 2022, a putative class action complaint was filed in the U.S. District Court for the Southern District of New York against the Company, its directors, and certain of its executive officers. The complaint alleges that the defendants violated federal securities laws by, among other things, making misrepresentations and omissions regarding its product candidates ensovibep and MP0310. The complaint seeks unspecified compensatory damages, as well as an award of reasonable attorneys’ fees and other costs, on behalf of persons and/or entities which purchased (a) the Company's American Depositary Shares (ADSs ) pursuant to certain offering documents issued in connection with the Company's initial public offering of ADSs; and/or (b) the Company's securities between June 16, 2021 and April 26, 2022 inclusive. A motion to appoint a lead plaintiff and counsel was filed on September 12, 2022; and on April 3, 2023 the Court appointed the lead plaintiff and counsel (the Rosen Law Firm) and vested them with the authority to file a Consolidated Complaint. The matter remains in its early stages. The Company disputes these claims and intends to defend itself accordingly. The Company expresses no assurances as to the ultimate outcome of this matter.

5.11       Events after the balance sheet date

No events occurred between the balance sheet date and the date on which these condensed consolidated interim financial statements were approved by the Audit and Finance Committee that would require adjustment to these condensed consolidated interim financial statements or disclosure under this section.

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